Gregory P. Rodgers Direct Dial: (212) 906-2918 greg.rodgers@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
June 13, 2018	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Seoul
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
VIA EDGAR AND HAND DELIVERY	Madrid	Tokyo
	Milan	Washington, D.C.

CONFIDENTIAL

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561		FOIA Confidential Treatment Request Under 17 C.F.R. §200.83
Attention:	Mara L. Ransom
Lisa Sellars

Re:	BJ’s Wholesale Club Holdings, Inc. | Anticipated Price Range Registration Statement on Form S-1 (File No. 333-224994)

Dear Ms. Ransom:

Reference is hereby made to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), of BJ’s Wholesale Club Holdings, Inc. (the “Company”) in connection with the offering of shares of the Company’s common stock (the “Offering”).

To assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review, we supplementally advise the Staff as follows on behalf of the Company:

•	Based on discussions between the Company and the underwriters, the estimated per share price to the public in the Offering is expected to be between [*] and [*], after giving effect to a stock split of [*]-to-1, which is expected to be effected prior to the Offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the Offering.

The Company is supplementally providing the information in this letter to the Staff in order to assist the Staff in its evaluation of stock compensation and certain other matters in

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY BJ’S WHOLESALE CLUB

HOLDINGS, INC.

June 13, 2018

connection with its review of the Company’s Registration Statement. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the Offering, the Company and the underwriters have not yet finally agreed to a size or a price range for the Offering and the Company has not yet conclusively determined the ratio of the split of the common stock referred to above. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the Offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including a price range of no more than $2.00.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Christopher J. Baldwin, Chairman, President and Chief Executive Officer, BJ’s Wholesale Club Holdings, Inc., 25 Research Drive, Westborough, Massachusetts 01581, telephone (774) 512-7400, before it permits any disclosure of the highlighted information contained in this request letter.

The Company and the underwriters are currently preparing to circulate copies of the preliminary prospectus in connection with the Offering as early as June 18, 2018. We would be grateful for the Staff’s efforts to provide any further comments as soon as possible.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (212) 906-2918 or to Ryan K. deFord of this firm at (212) 906-1627. Thank you for your assistance.

Sincerely,

/s/ Gregory P. Rodgers
Gregory P. Rodgers of LATHAM & WATKINS LLP

cc:

(via email)

Graham Luce, General Counsel, BJ’s Wholesale Club, Inc.

Brigitte Eichner, Senior Legal Counsel, BJ’s Wholesale Club, Inc.

Howard Sobel, Latham & Watkins LLP

Ryan deFord, Latham & Watkins LLP

Colin J. Diamond, White & Case LLP

F. Holt Goddard, White & Case LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY BJ’S WHOLESALE CLUB

HOLDINGS, INC.